

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

William R. Broaddrick
Chief Financial Officer
Circle Energy, Inc.
8211 E Regal Place
Tulsa, OK 74133

> **Re: Circle Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 23, 2022**
> **File No. 333-263384**

Dear Mr. Broaddrick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

Amendment No, 2 to Registration Statement on Form S-1

Proposed Business, page 16

1. Please provide expanded disclosure regarding your budget and development plan for the initial two wells for this project. Also, provide an expanded description of your plans regarding the drilling of new vertical or horizontal Clear Fork wells. Describe the anticipated source of funds needed to fulfill these plans.

2. Please provide an expanded description of the material terms of your joint venture agreement with Aspen to mutually develop an area of mutual interest near the current lease. File that agreement as an exhibit or advise.

You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551- 3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ronald N. Vance, Esq.